Dreyfus Liquid Assets, Inc.
Statement of Investments

March 31, 2005   (Unaudited)

Negotiable Bank Certificates of Deposit - 12.8%	Principal Amount ($)	Value ($)
First Tennessee Bank N.A.		
2.61% - 3.00%, 4/4/2005 - 6/21/2005	220,000,000	220,000,000
Regions Bank		
3.00%, 6/24/2005	200,000,000	200,000,000
Washington Mutual Bank		
2.60%, 4/4/2005	210,000,000	210,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $630,000,000)		**630,000,000**

Commercial Paper - 75.5%		
Amstel Funding		
2.94%, 6/14/2005	75,000,000 a	74,549,833
Amsterdam Funding Corp.		
2.60%, 4/5/2005	134,000,000 a	133,961,438
Atlantis One Funding Corp.		
3.02%, 6/28/2005	79,872,000 a	79,286,272
Bank of America Corp.		
2.16%, 4/6/2005	20,000,000	19,994,056
Barclays US Funding Corp.		
2.61%, 4/5/2005	120,000,000	119,965,400
Bear Stearns Cos. Inc.		
2.93% - 3.01%, 6/8/2005 - 6/27/2005	162,000,000	160,993,686
Beta Finance Inc		
2.70%, 4/26/2005	70,000,000 a	69,869,236
BNP Paribas Finance Inc.		
2.60%, 4/8/2005	225,000,000	224,886,731
CC USA Inc.		
3.02%, 6/28/2005	35,500,000 a	35,239,667
Charta LLC		
3.01%, 6/28/2005	150,000,000 a	148,903,667
Ciesco LLC		
2.60%, 4/4/2005 - 4/5/2005	57,000,000 a	56,985,108
CRC Funding LLC		
3.01%, 6/28/2005	150,000,000 a	148,903,667
Crown Point Capital		
2.90%, 6/7/2005	200,000,000 a	198,929,861
Daimler Chrysler		
2.61%, 4/8/2005	56,731,000	56,702,319
Deutsche Financial LLC Inc.		
2.84%, 4/1/2005	100,000,000	100,000,000
Fairway Finance Corp.		
3.02%, 6/17/2005	10,383,000 a	10,316,376
FCAR Owner Trust Series One		
2.87%, 6/2/2005	40,000,000	39,803,667
FCAR Owner Trust Series Two		
2.60%, 4/4/2005	130,000,000	129,971,942
General Electric Capital Corp.		
2.14% - 3.00%, 4/11/2005 - 6/27/2005	220,000,000	218,812,400
General Electric Capital Services		
2.14%, 4/11/2005	85,000,000	84,949,944
Giro Funding U.S. Corp.		
2.93%, 6/10/2005	40,000,000 a	39,773,667
Govco		
2.60%, 4/4/2005	60,000,000 a	59,987,050
Harrier Finance Funding		
2.90% - 3.03%, 6/7/2005 - 6/30/2005	140,500,000 a	139,572,957
ING US Funding LLC		
2.87%, 6/3/2005	38,000,000	37,810,475

K2 Corp.		
2.15%, 4/11/2005	43,400,000 a	43,374,322
K2 (USA) LLC		
3.02%, 6/27/2005	160,100,000 a	158,939,275
Lexington Parker Capital Co. LLC		
2.15%, 4/11/2005	60,662,000	60,626,108
Links Finance Corp.		
3.02%, 6/24/2005	100,000,000	99,300,000
Mane Funding Corp.		
2.90%, 6/7/2005	20,000,000 a	19,892,986
Pace (Premier Asset Collateralized Entity)		
2.94%, 6/10/2005	25,000,000 a	24,858,056
Picaros Funding LLC		
2.85%, 5/20/2005	122,200,000 a	121,729,292
Santander Central Hispano Finance (DE) Inc.		
2.15%, 4/8/2005	176,000,000	175,927,107
Sigma Finance Inc.		
2.15% - 2.88%, 4/8/2005 - 6/6/2005	200,000,000 a	199,420,806
Solitaire Funding LLC		
2.61% - 3.02%, 4/4/2005 - 6/24/2005	235,634,000 a	234,173,446
Ticonderoga Funding		
2.70%, 4/25/2005	75,350,000 a	75,214,872
UBS Finance (DE) LLC		
2.84%, 4/1/2005	100,000,000	100,000,000
Total Commercial Paper		
(cost $3,703,625,689)		**3,703,625,689**

Corporate Notes - 3.1%

Morgan Stanley & Co.		
2.71%, 2/3/2006		
(cost $150,000,000)	150,000,000 b	**150,000,000**

Short Term Bank Notes - 5.5%

Harris Trust & Savings Bank		
3.00%, 6/24/2005	100,000,000	100,000,000
World Savings Bank		
2.60%, 4/8/2005	169,000,000	168,999,670
Total Short Term Bank Notes		
(cost $268,999,670)		**268,999,670**

Time Deposits - 3.3%

Manufacturers & Traders Trust Co. (Grand Cayman)		
2.84%, 4/1/2005		
(cost $161,400,000)	161,400,000	**161,400,000**

Total Investments (cost $4,914,025,359)	**100.2%**	**4,914,025,359**
Liabilities, Less Cash and Receivables	**(.2%)**	**(9,073,780)**
Net Assets	**100.0%**	**4,904,951,579**

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
   transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid
   Fund's Board. At March 31, 2005, these securities amounted to 2,073,881,854 or 42.3% of net assets.

b Variable interest rate - subject to periodic change.

*Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual
reports previously filed with the Securities and Exchange Commission on Form N-CSR.*